9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea Tel: 822 2073 2846 Fax: 822 2073 2848

October 10, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	KB Financial Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011 filed April 30, 2012
Form 6-K filed August 29, 2012
File No. 000-53445

Dear Ms. Ciboroski:

Reference is made to your letter dated September 27, 2012 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012 and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company inform the Staff of when it will provide a response.

In order to respond more fully to the Comment Letter, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed analysis thereof. The Company believes that it will be able to provide its responses to the Staff by no later than November 2, 2012. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by November 2, 2012.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact Kyu Sul Choi of the Company’s Investor Relations Department at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfng.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (852) 2532-3707 (fax: (852) 2160-1001; e-mail: ylee@cgsh.com).

Stephanie J. Ciboroski

Securities and Exchange Commission, p. 2

Very truly yours,

/s/ Jong Kyoo Yoon
Jong Kyoo Yoon
Deputy President and Chief Financial Officer

cc:	Rahim Ismail

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP